FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A. (Public-held company) Financial statements December 31, 2007 and 2006

Sadia S.A.

Publicly-held company

Financial statements

December 31, 2007 and 2006

Independent auditors’ report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1. We have examined the balance sheets of Sadia S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sadia S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

3

1.

2.

3.

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole.  The statements of cash flows and added value as of December 31, 2007 and 2006 are supplementary to the aforementioned financial statements and have been included to facilitate additional analysis.  This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

4.

January 29, 2008

KPMG Auditores Independentes

CRC SP014428/O-6-S-SC

Adelino Dias Pinho

Accountant CRC SP097869/O-6-S-SC

Sadia S.A.
Publicly-held Company

Balance sheets
December 31, 2007 and 2006
(In thousands of Reais)

		Parent company		Consolidated

Assets	Note	2007	2006	2007	2006

Current assets
Cash and cash equivalents		251,567	200,177	320,028	234,069
Short-term investments	5	429,299	371,535	2,049,281	2,187,406
Receivables from future contracts		-	-	46,684	26,357
Trade accounts receivable	6	439,944	617,408	486,586	678,598
Inventories	7	1,086,944	1,011,691	1,168,936	1,084,454
Recoverable taxes	8	256,717	160,905	325,868	169,347
Deferred taxes	23	32,533	52,518	35,992	56,509
Other credits		80,516	208,946	130,641	229,909

		2,577,520	2,623,180	4,564,016	4,666,649

Noncurrent assets
Long-term investments	5	136,042	129,127	136,042	129,127
Recoverable taxes	8	163,752	161,237	165,225	162,229
Deferred taxes	23	95,375	83,243	95,375	83,243
Judicial deposits	16	41,782	46,968	42,004	46,968
Related parties	9	5,280	92,952	-	-
Advances to suppliers		61,753	73,358	61,753	73,358
Other credits		25,721	23,814	30,392	25,751

		529,705	610,699	530,791	520,676
Permanent assets

Investments	10	1,796,815	1,286,456	65,787	55,588
Property, plant and equipment	11	2,788,249	2,239,468	2,938,214	2,267,685
Deferred charges	12	75,123	57,810	82,572	65,753

		4,660,187	3,583,734	3,086,573	2,389,026

Total		7,767,412	6,817,613	8,181,380	7,576,351

See the accompanying notes to the financial statements.

Balance sheets
December 31, 2007 and 2006
(In thousands of Reais)
		Parent company		Consolidated

Liabilities and shareholders* equity	Note	2007	2006	2007	2006

Current liabilities
Loans and financing	13	457,510	362,473	989,614	1,207,878
Payables from future contracts		1,662	510	22,409	9,077
Suppliers		583,965	494,643	593,951	503,285
Advances from subsidiaries	9	1,169,098	720,751	-	-
Salaries, social charges and accrued vacation
payable		128,432	110,324	132,500	112,433
Taxes payable		51,109	55,930	65,859	63,349
Dividends payable	17	135,666	59,420	135,666	59,420
Employees* profit sharing	19	74,215	44,581	82,346	45,776
Deferred taxes	23	10,969	18,355	10,969	18,355
Other accounts payable		137,202	127,179	195,055	182,672

		2,749,828	1,994,166	2,228,369	2,202,245
Noncurrent liabilities
Loans and financing	14	1,170,111	1,095,422	2,688,115	2,677,542
Advances from subsidiaries	9	624,029	1,025,812	-	-
Employee benefit plan	15	107,418	96,178	107,418	96,178
Provision for contingencies	16	51,870	43,616	66,794	44,765
Deferred taxes	23	98,725	76,369	98,725	76,369
Other accounts payable		48,214	19,956	46,840	19,930

		2,100,367	2,357,353	3,007,892	2,914,784

Minority interest in subsidiaries				34,599	964

Shareholders* equity	17
Capital		2,000,000	1,500,000	2,000,000	1,500,000
Capital reserve		20,507	5	20,507	5
Profit reserves		980,828	999,430	980,828	999,430
Treasury stock		(84,118)	(33,341)	(84,118)	(33,341)
Retained earnings		-	-	(6,697)	(7,736)

		2,917,217	2,466,094	2,910,520	2,458,358

Total		7,767,412	6,817,613	8,181,380	7,576,351

Sadia S.A.

Publicly-held Company

Statements of income
Years ended December 31, 2007 and 2006
(In thousands of Reais, except for information on earnings per shares)
		Parent company		Consolidated

	Note	2007	2006	2007	2006
Gross operating revenue
Domestic market		5,316,561	4,482,017	5,319,918	4,482,017
Foreign market		3,806,281	3,145,589	4,524,035	3,458,463

		9,122,842	7,627,606	9,843,953	7,940,480

Sales deductions		(1,084,150)	(922,712)	(1,220,762)	(1,063,779)

Net operating revenue		8,038,692	6,704,894	8,623,191	6,876,701

Cost of goods sold		(6,284,379)	(5,160,351)	(6,312,130)	(5,185,217)

Gross profit		1,754,313	1,544,543	2,311,061	1,691,484

Selling expenses		(1,330,507)	(1,172,189)	(1,464,262)	(1,286,994)
Administrative		(84,851)	(57,406)	(84,300)	(57,251)
Management Fees		(16,433)	(14,011)	(16,433)	(14,011)
Other operating income	20	3,575	57,443	6,792	58,877
Employees* profit sharing	19	(74,217)	(46,772)	(83,128)	(48,349)
Financial income (expenses), net	21	3,614	(93,218)	(36,587)	76,681
Equity in earnings of subsidiaries	10	473,665	204,001	-	-

Operating income		729,159	422,391	633,143	420,437

Nonoperating income (expense)	22	(9,677)	(4,527)	154,793	(5,783)

Income before income and social contribution taxes		719,482	417,864	787,936	414,654

Current income and social contribution taxes	23	(8,682)	(8,006)	(76,581)	(10,967)
Deferred income and social contribution taxes	23	(22,823)	(29,925)	(23,355)	(28,205)

Net income		687,977	379,933	688,000	375,482

Minority interest		-	-	1,016	(1,106)

Controlling shareholder equity interest		687,977	379,933	689,016	376,588

Earnings per thousand outstanding shares		1,022.65	561.14

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company
Statements of changes in shareholders* equity
Years ended December 31, 2007 and 2006
(In thousands of Reais)
		Capital reserve		Profit reserves
						Research &
		Result on sale	Tax incentives	Legal	Expansion	development	Treasury	Retained
Parent Company	Capital	of treasury stock	and donations	reserve	reserve	reserve	shares	earnings	Total
Balances at December 31, 200	1,500,000	-	-	55,842	627,128	55,447	(10,377)	-	2,228,040
Acquisition of treasury stock	-	-	-	-	-	-	(23,427)	-	(23,427)
Sales of treasury stock	-	-	-	-	-	-	463	-	463
Gain on sale of treasury stock	-	5	-	-	-	-	-	-	5
Capital increase with reserves	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	379,933	379,933
Destinations:
Reserves	-	-	-	18,997	223,019	18,997	-	(261,013)	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	-	(118,920)	(118,920)
Balances at December 31, 2006	1,500,000	5	-	74,839	850,147	74,444	(33,341)	-	2,466,094
Capital increase with reserves	500,000	(5)	-	(37,000)	(425,995)	(37,000)	-	-	-
Acquisition of treasury stock	-	-	-	-	-	-	(51,240)	-	(51,240)
Sales of treasury stock	-	-	-	-	-	-	463	-	463
Gain on sale of treasury stock	-	17	-	-	-	-	-	-	17
Tax incentives	-	-	18,930	-	-	-	-	-	18,930
Donation	-	-	1,560	-	-	-	-	-	1,560
Net income for the year	-	-	-	-	-	-	-	687,977	687,977
Destinations:
Reserves	-	-	-	34,399	412,595	34,399	-	(481,393)	-
Interest on shareholders' equity/dividends	-	-	-	-	-	-	-	(206,584)	(206,584)
Balances at December 31, 2007	2,000,000	17	20,490	72,238	836,747	71,843	(84,118)	-	2,917,217

See the accompanying notes to the financial statements.

Sadia S.A.
Publicly-held Company
Statements of changes in financial position
Years ended December 31, 2007 and 2006
(In thousands of Reais)
	Parent company		Consolidated
Sources of funds
Operations
Net income for the year	687,977	379,933	688,000	375,482
Items not affecting working capital
Minority interest	-	-	34,651	254
Depreciation, amortization and depletion	304,355	238,846	306,155	240,569
Goodwill amortization	20,774	25,763	20,774	25,763
Long term interest and variations	(67,214)	20,909	(457,299)	(69,683)
Residual cost on disposal of permanent assets	10,426	8,288	10,598	8,978
Tax incentives	18,930	-	18,930	-
Donations	1,560	-	1,560	-
Provision for contingencies	8,254	1,360	22,029	206
Employee benefit plan	11,240	13,181	11,240	13,181
Equity in earnings of subsidiaries	(477,449)	(208,228)	(4,966)	(4,227)
Exchange variations on foreign investments	-	-	99,655	(16,810)
Long term deferred taxes	10,224	40,186	10,224	40,186
	529,077	520,238	761,551	613,899
From third parties
Increase in noncurrent loans and financing	407,570	592,791	1,430,106	1,387,870
Redemption of long-term investments	-	-	-	-
Proceeds obtained from the sale of fixed assets	3,394	14,915	3,636	14,967
Interest on shareholders' equity of subsidiaries	-	4,226	-	-
Transfer from long-term to current assets	57,134	36,264	57,133	4,567
Sale of treasury stock	463	463	463	463
Gain on sale of treasury stock	17	5	17	5
Transfer from property plant and equipment to current assets	57,867	123,656	94,332	123,632
Increase in other long-term liabilities	119,125	627,489	26,931	3,106
Decrease in the other long-term assets	88,486	3,425	17,801	-
	734,056	1,403,234	1,630,419	1,534,610
Total sources	1,263,133	1,923,472	2,391,970	2,148,509
Applications of funds
Long-term assets
Long-term investments	40,015	-	40,015	-
Judicial deposit	(5,186)	(4,040)	(4,964)	(4,040)
Increase in other long-term assets	(18,283)	116,741	1,919	87,282
Decrease in other long-term liabilities	90,835	-	849,807	-
Investments	53,512	1,000	30,973	4,215
Property, plant and equipment	898,034	963,319	1,052,482	975,725
Transfer of current liabilities to property, plant and equipment	17,139	-	17,139	-
Deferred charges	27,135	60,724	32,448	79,653
Acquisition of treasury stock	51,240	23,427	51,240	23,427
Interest on shareholders* equity/dividends	206,584	118,920	206,584	118,920
Transfer of current assets to non current assets	20,798	54,960	20,797	54,960
Transfer of noncurrent liabilities to current liabilities	682,632	242,436	222,287	343,245
Total applications	2,064,455	1,577,487	2,520,727	1,683,387
(Decrease)/increase in working capital	(801,322)	345,985	(128,757)	465,122
Changes in working capital
At end of year	(172,308)	629,014	2,335,647	2,464,404
At beginning of year	629,014	283,029	2,464,404	1,999,282
(Decrease)/increase in working capital	(801,322)	345,985	(128,757)	465,122
See the accompanying notes to the financial statements.

Sadia S.A.
Publicly-held Company
Statements of cash flows
Years ended December 31, 2007 and 2006
(In thousands of Reais)
	Parent company		Consolidated
Net income for the year	687,977	379,933	688,000	375,482
Adjustments to reconcile net income to cash
generated by operating activities
Variation in minority interest	-	-	34,651	254
Accrued interest, net of paid interest	(73,461)	29,748	(265,467)	(64,126)
Depreciation, amortization and depletion allowances	304,355	238,846	306,155	240,569
Goodwill amortization	20,774	25,763	20,774	25,763
Tax incentives	18,930	-	18,930	-
Equity in earnings of subsidiaries	(477,449)	(208,228)	(4,966)	(4,227)
Exchange variations on foreign investments	-	-	99,655	(16,810)
Deferred taxes	22,823	29,925	23,355	28,205
Contingencies	8,254	1,360	22,029	206
Result from the disposal of permanent assets	10,426	8,230	10,598	8,978
Variation in operating assets and liabilities
Trade accounts receivable	177,464	(136,254)	192,012	(168,983)
Inventories	(75,253)	(63,131)	(84,482)	(91,964)
Recoverable taxes and other	82,089	(115,359)	(100,190)	(118,691)
Judicial deposits	5,186	4,040	4,964	4,040
Suppliers	89,322	3,984	90,666	7,527
Advances from subsidiaries	46,564	886,849	-	-
Taxes payable, salaries payable and others	84,896	11,214	102,129	43,763
Net cash generated by operating activities	932,897	1,096,920	1,158,813	269,986
Investment activities
Funds from the sale of permanent assets	3,394	14,915	3,636	14,967
Investments in subsidiaries	(53,512)	(1,000)	-	-
Purchase of property, plant and equipment	(925,169)	(1,024,043)	(1,084,930)	(1,055,378)
Acquisition of subsidiary	(16,020)	(485)	(16,020)	(485)
Short-term investments	(91,534)	(624,169)	(3,270,218)	(3,320,118)
Redemption of investments	3,692	562,510	3,231,915	3,167,532
Net cash from investment activities	(1,079,149)	(1,072,272)	(1,135,617)	(1,193,482)
Loans activities
Loans received	790,764	1,276,661	2,534,009	2,862,349
Loans paid	(523,262)	(1,060,438)	(2,313,714)	(1,708,255)
Dividends paid	(106,755)	(169,871)	(106,755)	(169,871)
Loans with subsidiaries	87,672	3,425	-	-
Sale of treasury stock	463	463	463	463
Acquisition of treasury stock	(51,240)	(23,427)	(51,240)	(23,427)
Net cash from loans activities	197,642	26,813	62,763	961,259
Cash at beginning of year	200,177	148,716	234,069	196,306
Cash at end of year	251,567	200,177	320,028	234,069
Net increase in cash	51,390	51,461	85,959	37,763

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company
Statements of consolidated added value

Years ended December 31, 2007 and 2006

(In thousands of Reais)

	Consolidated

Revenues/income	9,816,716	8,136,352

Wealth generated by operations	9,734,269	7,816,396

Sale of products, goods and services	9,734,269	7,816,396

Wealth from third parties	82,447	319,956

Other operating results	6,792	58,877
Financial income	20,520	250,053
Equity in earnings of subsidiaries	4,966	4,227
Exchange variations on foreign investments	(99,655)	16,810
Other nonoperating results	149,824	(10,011)

Raw materials acquired from third parties	(4,554,042)	(3,706,036)
Services rendered by third parties	(1,773,014)	(1,520,476)

Added value to be distributed	3,489,660	2,909,840

Distribution of added value
Human resources	1,300,877	1,084,173
Interest on third-party capital	(82,870)	154,143
Government	1,252,165	1,016,230
Shareholders (dividends)	206,584	118,920

Retention	812,904	536,374

Depreciation/amortization/depletion	326,929	266,332
Retained profits	481,414	256,562
Other	4,561	13,480

See the accompanying notes to the financial statements.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

Years ended December 31, 2007 and 2006

(In thousands of Reais)

1

1 Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 14 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2

2  Preparation and presentation of the financial statements

The individual and consolidated financial statements are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

With the objective of presenting the information provided to the market better, the Company is presenting supplementary consolidated information, obtained from accounting records of the parent company and its subsidiaries, as follow:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

a. Segment reporting

A segment is a group of asset and liabilities set by the Company to manage its businesses and similar in aspects such as productive process or nature of the products or services (business segment) in a particular economic environment (geographic segment).

b. Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

c. Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of Sao Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3

3  Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the year.

c.

Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

d.

Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the financial statements.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

e.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 10.

The financial statements of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

  Balance sheet accounts at the exchange rate at the end of the year.
  Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation considered as permanent.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

h. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of off springs. The productive cycle ranges from fifteen to thirty months.

i. Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

j. Deferred charges

Deferred charges are represented substantially by pre-operating costs , eorganization charges and development of new products and markets, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

k. Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carryforward and negative basis of social contribution.

n. Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o. Environmental

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

p. Tax incentives

The Company has tax incentives granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located, which will expire between 2014 and 2020. Until March 31, 2007, these incentives were recognized in the income for the year, since they were not directly related to the Company’s investment projects. The Company has been investing in a project to expand and modernize its production units, which consists of an increase in installed capacity, expansion of its industrial units, an increase in production and generation of jobs. As from April 2007, these states have tied the incentives to investments, which led the Company to record them in Capital Reserves in shareholders’ equity. The amount recorded for these incentives at December 31, 2007 was R$18,930.

q. Reclassifications

During 2007, management decided to reclassify the software expenses from deferred charges to fixed assets.  For comparison purposes, the amounts of R$67,679 in the parent company and R$68,286 in the consolidated financial statements, related to the 2006 amounts, were also reclassified.

44

4 Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A (Taurus Fund Limited was also consolidated at December 31, 2006 and during 2007 has been incorporated by Concordia Foreign Investment Fund Class A), where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions and maximizing shareholder returns. As of December 31, 2007 and 2006, these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	2007	2006

Sadia International Ltd.	100.00	100.00

Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	-	1.00
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	95.00	99.00
Churrascaria Beijing Brazil Ltd. (b)	-	50.00
Concórdia Foods Ltd.	100.00	100.00
Sadia UK Ltd.	100.00	100.00

Concórdia S.A. C.V.M.C.C. (e)	-	99.99

Big Foods Indústria de Produtos Alimentícios Ltda. (g)	100.00	-

Empresa Matogrossense de Alimentos Ltda. (a)	-	100.00

Intergen Ltda. (a)	-	100.00

Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09

Rezende Marketing e Comunicações Ltda.	99.91	99.91

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Shareholdings in % at
	2007	2006
Sadia Overseas Ltd. (c)	100.00	-

Concórdia Holding Financeira S.A. (d)	100.00	-
Concórdia S.A. C.V.M.C.C.	99.99	-

Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods GmbH	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Panama S.A.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00
Investeast Ltd. (f)	60.00	-
Concórdia Ltd. (f)	100.00	-

(a) Investment incorporated on January 12, 2007
(b) Investment terminated on January 31, 2007
(c) Company established on May 15, 2007.
(d) Company established on June 27, 2007.
(e) Shareholding control changed on August 27, 2007.
(f) Acquired of controlling and payment of capital on October 29, 2007
(g) Acquired of controlling on December 3, 2007

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	2007	2006	2007	2006

Company’s financial statements	687,977	379,933	2,917,217	2,466,094

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(6,697)	(7,736)	(14,433)	(12,127)

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2006 and 2005	7,736	4,391	7,736	4,391

Consolidated financial statements	689,016	376,588	2,910,520	2,458,358

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

5

5  Long and short-term investments

		Parent company		Consolidated
	Interest %
	(annual
	average)	2007	2006	2007	2006
Short-term investments

Local currency
Investment funds	11.15	234,693	214,000	420,239	259,697
Treasury bills - LFT	12.00	50,668	-	50,668	-
Others	11.18	-	-	3,051	-

		285,361	214,000	473,958	259,697
Foreign currency
Investment funds	9.86	143,918	157,535	1,211,583	1,689,498
Interest-bearing current accounts	5.35	20	-	357,576	232,913
Interest rate swap contracts	-	-	-	6,164	5,298

		143,938	157,535	1,575,323	1,927,709

Total short-term		429,299	371,535	2,049,281	2,187,406

Long-term investments

Local currency
Investment funds	11.15	100,474	53,992	100,474	53,992
National Treasury Certificate - CTN	12.00	35,568	29,849	35,568	29,849
Treasury bills - LFT	12.00	-	45,286	-	45,286

Total long-term		136,042	129,127	136,042	129,127

Long-term investments as of December 31, 2007 mature as follows:

Maturity

2009	100,474
2013 onwards	35,568

136,042

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

6

6 Accounts receivable

	Parent company		Consolidated

	2007	2006	2007	2006
Foreign
Customers	104,149	156,818	235,424	391,477
Subsidiaries	84,453	167,950	-	-

Total of foreign	188,602	324,768	235,424	391.477

Domestic
Customers	253,604	301,877	258,274	302,055
Subsidiaries	1,303	-	-	-

Total of domestic	254,907	301,877	258,274	302,055

(-) Allowance for doubtful accounts	(3,565)	(9,237)	(7,112)	(14,934)

	439,944	617,408	486,586	678,598

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	2007	2006	2007	2006

Balance at the beginning of the year	(9,237)	(9,367)	(14,934)	(10,627)

Additions to the provision	(1,046)	(7,855)	(2,359)	(6,435)
Write offs	6,718	7,985	10,181	2,128

Balance at the end of the year	(3,565)	(9,237)	(7,112)	(14,934)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.26% p.a. + LIBOR.

As of December 31, 2007, the amount of receivables sold under this agreement amounted to approximately R$ 354 million (R$ 170 million as of December 31, 2006). During the year ended December 31, 2007, the Company received cash proceeds of approximately R$ 3,578 million (R$ 1,910 million for the year ended December 31, 2006) and incurred expenses of R$ 16 million (R$ 14 million in 2006) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of December 31, 2007, the net equity of this fund was R$ 497,854 (R$ 264,949 at December 31, 2006), of which R$ 347,763 (R$ 254,861 at December 31, 2006) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at December 31, 2007, represented R$ 99,571 (R$ 53,992 at December 31, 2006).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

During the year ended December 31, 2007, the Company received cash proceeds related to the local receivables sold of approximately R$ 3,447 million (R$ 2,795 million in 2006) and incurred expenses of R$ 28 million (R$ 30 million in 2006) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

7

7 Inventories

	Parent company		Consolidated

	2007	2006	2007	2006

Finished goods and products for sale	264,535	279,969	333,203	351,186
Livestock and poultry for slaughter and sale	291,521	304,561	291,521	304,561
Work in process	219,335	158,284	224,661	158,284
Raw materials	205,089	187,543	208,216	188,864
Packaging materials	44,003	33,653	44,945	33,653
Storeroom	28,911	25,665	32,338	25,665
Advances to suppliers	29,735	12,654	29,944	12,879
Imports in transit	3,800	9,352	3,800	9,352
Products in transit	15	10	308	10

	1,086,944	1,011,691	1,168,936	1,084,454

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

8

8 Recoverable taxes

	Parent company		Consolidated

	2007	2006	2007	2006

ICMS	232,286	145,291	233,079	145,978
IVA	-	-	65,966	4,085
PIS and COFINS	95,390	84,290	95,906	84,619
IPI	43,882	59,142	43,916	59,175
INSS	26,545	-	26,545	-
Income and social contribution taxes	22,366	33,416	25,629	37,679
Others	-	3	52	40

	420,469	322,142	491,093	331,576

Short-term portion	256,717	160,905	325,868	169,347

Long-term portion	163,752	161,237	165,225	162,229

a.Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b. Value-added tax - IVA

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

c. Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

d. Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

e. National Institute of Social Security - INSS

As reported in note 20, the balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

f. Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

9

9 Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	2007	2006
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	54,277	143,197
Sadia International Ltd.	14,819	17,744

Qualy B.V.	8,301	299
Sadia Alimentos S.A.	3,536	2,265
Sadia Uruguay S.A.	2,049	1,642
Sadia Chile S.A.	1,471	2,803
Big Foods Ind. Prod. Alimentícios Ltda.	1,303	-
	85,756	167,950

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Interest on shareholders’ equity
Concórdia C.V.M.C.C.	-	4,226
	-	4,226
Loans
Concórdia Holding Financeira S.A.	2,408	-
Sadia GmbH	2,123	-
Rezende Óleo Ltda.	881	874
Rezende Marketing e Comunicação Ltda.	59	57
Sadia International Ltd.	(191)	(231)
Wellax Food Logistics C. P. A. S. U. Lda.	-	91,482
Empresa Matogrossense de Alimentos Ltda.	-	769
Concórdia S.A. CCVMCC	-	1
	5,280	92,952
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,791,595)	(1,744,718)
Sadia International Ltd.	(1,532)	(1,845)
	(1,793,127)	(1,746,563)
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	2,239,184	1,881,303
Sadia International Ltd.	217,753	168,259
Qualy B. V.	58,805	25,603
Sadia Alimentos S.A.	14,079	10,556
Sadia Chile S.A.	14,046	15,366
Sadia Uruguay S.A.	6,311	5,499
Big Foods Ind. Prod. Alimentícios Ltda.	1,122	-
Concórdia Ltd.	479	-
	2,551,779	2,106,586
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	186,413	(2,267)
Sadia International Ltd.	313	160
	186,726	(2,107)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

10

10 Investments

					Investment
			Net income		balances
		Shareholder’s	(loss) for	Equity
Investments	Ownership	equity	the year	result	2007	2006

Sadia GmbH	100.00	1,466,776	446,587	363,774	1,466,776	1,103,002
Concórdia Hoding Financeira S.A.	100.00	174,517	104,955	104,956	174,517	-
Sadia International Ltd.	100.00	91,049	18,869	2,214	91,049	88,835
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00	16,844	1,192	1,192	16,844	-
Rezende Óleo Ltda.	100.00	368	(744)	(744)	368	1,112
Concórdia S.A. CVMCC	99.99	-	108,896	7,608	-	61,943
Rezende Market. e Comun. Ltda.	99.91	(28)	(1)	(1)	-	-
Sadia Overseas Ltd.	100.00	(1,548)	(1,688)	(1,550)	-	-
Empresa Matogrossense de Alimentos Ltda.				-	-	780
Intergen Ltda.				-	-	571

Total in subsidiaries				477,449	1,749,554	1,256,243

Goodwill				-	45,902	28,828
Other investments				-	1,359	1,385

Total investments of the Parent Company				477,449	1,796,815	1,286,456

Other investments of subsidiaries/affiliates				-	18,526	25,375
Investments eliminated on consolidation				(572,138)	(1,749,554)	(1,256,243)

Total consolidated investments				(94,689)	65,787	55,588

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The changes in the investments are as follows:

							Shareholding result

	Acquisition	Write offs	Financial resources	Amortization	Negative equity	Dividends received	Operational	Non operational

Sadia G.m.b.H.	-	-	-	-	-	-	363,774	-
Concórdia Holding Fin. S.A.	10	-	69,551	-	-	-	104,956	-
Sadia International Ltd.	-	-	-	-	-	-	2,214	-
Concórdia S.A. CVMCC	-	(69,551)	-	-	-	-	3,824	3,784
Rezende Óleo Ltda.	-	-	-	-	-	-	(744)	-
Rezende Market. Comun. Ltda.	-	-	-	-	1	-	(1)	-
Sadia Overseas Ltd.	2	-	-	-	1,548	-	(1,550)	-
Empresa Matogrossense de Alimentos Ltda.	-	-	-	-	-	(780)	-	-
Intergen Ltda.	-	-	-	-	-	(571)	-	-
Big Foods Ind. de Produtos Alimentícios Ltda.	15,652	-	-	-	-	-	1,192	-

	15,664	(69,551)	69,551	-	1,549	(1,351)	473,665	3,784

Goodwill	37,848	-	-	(20,774)	-	-	-	-
Other investments	-	(26)	-	-	-	-	-	-

	53,512	(69,577)	69,551	(20,774)	1,549	(1,351)	473,665	3,784

The accumulated income from equity interest on the consolidated financial statements is represented by translation losses of R$ 99,655 and a non-operating gains of R$ 4,966.

On January 12, 2007 the Extraordinary General Meeting approved the Board’s proposal to incorporate the wholly owned subsidiaries Empresa Matogrossense de Alimentos Ltda. and Intergen Ltda., in order to obtain operating and corporate synergies. This will result in reduction of administrative to expenses due to rationalization of administrative and operating activities.

On January 31, 2007, the Company closed down Churrascaria Beijing Brasil Co. Ltd., in Peking, a joint venture between Sadia International Ltd. and the Chinese government. On the same day it approved the opening of a commercial agency office of the subsidiary Wellax Food Logistic Comércio de Produtos Alimentares Sociedade Unipessoal Ltd. in Shanghai. The liquidation process did not generate any losses for the Company as the book value of R$480 was reimbursed.

On May 15, 2007 Sadia Overseas Ltd. was established with the objective of raising and passing on the funds obtained from the issuing of bonds on the international market. The Company was established with capital of US$1 thousand, which was totally paid in by Sadia S.A.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

On June 27, 2007 the establishment of Concórdia Holding Financeira S.A. was approved by the Company’s Board of Directors to operate in the financial and similar segments. The company was established with initial paid-in capital of R$10 thousand, and 99.7% of its capital was paid in by Sadia S.A. and the remaining 0.03% by individuals.

On August 27, 2007, Concórdia Holding Financeira S.A. increased its capital with the issue of  6,955,134 ordinary, nominative shares, with no par value, which were subscribed in full by  Sadia S.A., through the exchange of 999,990 shares it owned, representing  99.99% of the capital in Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

On October 29, 2007, the wholly owned subsidiary Sadia GmbH acquired 60% of the quotas from the capital in Investeast Ltd., for the amount of US$ 17.  On November 8, 2007, Investeast Ltd. increased its capital with the issue of 23,666,666 quotas, of which Sadia GmbH contributed with 60% corresponding to its investment interest, for the amount of US$14,200 thousand.  Investeast Ltd. holds 100% of the capital in Concórdia Ltd., an industrial unit, located in the Russian city of Kaliningrado inaugurated in December 2007, with the start of trade operations forecasted for January 2008.

On December 03, 2007, the Company purchased 100% of the quotas representing the capital of  Big Foods Indústria de Produtos Alimentícios Ltda., for the amount of R$53,500, the goodwill calculated on the purchase, of R$37,848, which is based on future profitability, will be amortized over a period of five years. The industrial unit is located in Tatuí – SP, and includes a factory for industrialized frozen products, ready-to-eat sandwiches, lasagnas, pizzas, bread, savory foods, cheese breads and baking products.

On December 31, 2007, the net balance of goodwill amounted to R$ 45,902 and was comprised of: i) goodwill related to the acquisition of Big Foods Indústria de Produtos Alimentícios Ltda. in the amount of R$ 37,848 and ii) goodwill related to the acquisition of Empresa Matogrossense de Alimentos Ltda. (start-up phase) in the amount of R$ 8,054, that will be amortized once it starts its operations forecasted for the beginning of 2009. Such goodwill has been recorded based on projections of future profitability, to be amortized over a period of up to five years

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

11

11 Property, plant and equipment

		Parent company

		Cost	Depreciation	Residual amount
	Annual
	average %	2007	2007	2007	2006
Lands	-	108,125	-	108,125	104,450
Buildings	4	1,139,567	(389,417)	750,150	491,643
Machinery and equipment	15	1,473,270	(671,304)	801,966	591,577
Installations	10	473,099	(168,343)	304,756	173,867
Vehicles	20	10,511	(7,213)	3,298	4,972
Breeding stock	-	463,056	(298,753)	164,303	120,975
Software implementation	20	92,396	(35,998)	56,398	67,679
Construction in progress	-	559,565	-	559,565	623,595
Forestation and reforestation	-	39,605	(4,632)	34,973	25,387
Advances to suppliers	-	4,664	-	4,664	35,177
Others	-	982	(931)	51	146

		4,364,840	(1,576,591)	2,788,249	2,239,468

		Consolidated

		Cost	Depreciation	Residual amount
	Annual
	average %	2007	2007	2007	2006
Lands	-	108.125	-	108.125	104,665
Buildings	4	1.148.799	(392.473)	756.326	492,199
Machinery and equipment	15	1.495.523	(680.572)	814.951	593,251
Installations	10	477.700	(169.099)	308.601	176,867
Vehicles and plane	27	18.569	(8.743)	9.826	12,102
Breeding stock	-	463.122	(298.753)	164.369	121,103
Software implementation	20	92.584	(36.118)	56.466	68,286
Construction in progress	-	678.476	-	678.476	637,879
Forestation and reforestation	-	39.605	(4.632)	34.973	25,387
Advances to suppliers	-	5.018	-	5.018	35,177
Others	-	3.112	(2.029)	1.083	769

		4.530.633	(1.592.419)	2.938.214	2,267,685

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

We present the changes in the cost of property, plant and equipment below:

			Consolidated
	Position in 12/31/2006				Position in 12/31/2007
		Acquisitions	Disposal	Tranfers

Lands	104,665	532	(329)	3.257	108.125
Buildings	848,474	36.052	(2.787)	267.060	1.148.799
Machinery and equipment	1,202,802	54.483	(45.272)	283.510	1.495.523
Installations	319,181	10.701	(2.565)	150.383	477.700
Vehicles and plane	20,371	915	(2.439)	(278)	18.569
Breeding stock	315,769	147.351	-	2	463.122
Software implementation	68,286	3.906	(24.093)	44.485	92.584
Construction in progress	637,879	786.691	(385)	(745.709)	678.476
Forestation and reforestation	30,878	3.648	(2.060)	7.139	39.605
Advances to suppliers	35,177	7.090	-	(37.249)	5.018
Others	2,834	1.113	(332)	(503)	3.112

Total cost of acquisition	3,586,316	1.052.482	(80.262)	(27.903)	4.530.633

a. The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

b. In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 53,620
(R$ 44,554 at December 31, 2006)..

12

12 Deferred charges

		Parent company

		Cost	Amortization	Residual value

	Rate	2007	2007	2007	2006

Pre operational costs	20	66.776	(18.717)	48.059	20.573
Reorganization expenses	20	29.165	(10.175)	18.990	25.599
Product development and markets	20	17.745	(10.384)	7.361	11.297
Others	20	927	(214)	713	341

		114.613	(39.490)	75.123	57.810

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

		Consolidated

		Cost	Amortization	Residual value

	Rate	2007	2007	2007	2006

Pre operational costs	20	66.973	(18.741)	48.232	24.877
Reorganization expenses	20	29.165	(10.175)	18.990	25.599
Product development and markets	20	25.433	(11.328)	14.105	14.798
Others	20	2.039	(794)	1.245	479

		123.610	(41.038)	82.572	65.753

The expenses with rearrangement refer to the implementation of the Service Center in the city of Curitiba.

The preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

13 Loans and financing - Short-term

	Parent company		Consolidated

	2007	2006	2007	2006
Short-term
Foreign currency
Financing obtained from financial institutions custodians of structured notes belonging to the Company, with Libor 01 month being charged. (4.60% in December 2007) plus interest of 0.15% p.a., guaranteed by its own investments	-	-	354,739	472,665

Financing for investments in Russia, to be made in property, plant and equipment, with interest between 7.45% and 12% per annum, guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	91,176	-

Advanced collection relating to the receivables sold, with no interest	479	107	58,688	275,253

Credit lines for the development of foreign trade, with interest rates of 7.60% p.a., guaranteed by promissory notes or sureties	-	-	4,003	4,543

Currency swap contracts	2,807	2,436	2,807	2,436

	3,286	2,543	511,413	754,897
Local currency
Rural credit lines and working capital loans with interest of 6.84% p.a. for the finance of the production of the integration system in the swine and poultry farming.	246,198	231,660	246,198	231,660

Currency swap contracts	6,480	6,613	6,480	6,613

	252,678	238,273	252,678	238,273

	255,964	240,816	764,091	993,170

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2007	2006	2007	2006
Short-term portion of the long-term debt

Foreign currency
BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$ 6,501 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 20,632 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage.	27,133	16,062	27,133	16,062

Export financing composed of prepayment in amount of R$ 1,237 subject to LIBOR variation for 6-month deposits (4.6% in December 2007) and interest of 0.50% p.a. and an amount of R$ 20,933 of a line focused on the incentive for foreign trade activities, plus annual interest of 1.04% p.a., guaranteed by promissory notes or sureties	1,237	21,101	22,170	114,152

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	6,312	13,734	6,312	13,734

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed by endorsement.	-	-	3,044	-

	34,682	50,897	58,659	143,948

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2007	2006	2007	2006
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 145,848 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2007) and interest of 3.55% p.a., and FINEM in the amount of R$ 8,320 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	154,168	54,313	154,168	54,313

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	6,101	5,743	6,101	5,743

Others subject to interest rate from 1% to 4% p.a.	6,595	10,704	6,595	10,704

	166,864	70,760	166,864	70,760

Short-term portion of long-term debt	201,546	121,657	225,523	214,708

Total short-term	457,510	362,473	989,614	1,207,878

At December 31, 2007 the weighted average interest in short-term loans was 6.30% p.a. (5.36% p.a. at December 31, 2006).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

14

14 Loans and financing - Long-term

	Parent company		Consolidated

	2007	2006	2007	2006
Foreign currency
Export financing composed of prepayment, payable in amount of R$ 178,367 in installments up to 2012, subject to LIBOR variation for 6-month deposits (4.60% in December 2006) plus annual interest of 0.50% p.a, and a line focused on the incentive for foreign trade in amount of R$ 1.096,112, subject to LIBOR variation for 6-month plus interest of 1.04% p.a., guaranteed by promissory notes or sureties	178,367	229,070	1,274,479	1,904,241

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	-	-	445,869	-

BNDES (National Bank for Economic and Social Development), payable from 2008to 2015 composed as follows: FINEM in the amount of R$ 6,501 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 144,579 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	151,080	145,458	151,080	145,458

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	6,312	13,734	6,312	13,734

Currency swap contracts	-	1,769	-	1,769

	335,759	390,031	1,877,740	2,065,202

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2007	2006	2007	2006
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2008 to 2015, composed as follows: FINAME in the amount of R$ 865,550 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2007) and interest of 3.55% p.a., and FINEM in the amount of R$ 8,320 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	873,870	651,537	873,870	651,537

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2008 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement.	144,935	136,440	144,935	136,440

Others subject to interest rate from 1% to 4% p.a.	17,093	34,267	17,093	34,267

Currency swap contracts	-	4,804	-	4,804

	1,035,898	827,048	1,035,898	827,048

	1,371,657	1,217,079	2,913,638	2,892,250

Short-term portion of long-term debt	(201,546)	(121,657)	(225,523)	(214,708)

Total long-term	1,170,111	1,095,422	2,688,115	2,677,542

The noncurrent portions of financings at December 31, 2007 mature as follows:

Maturity	Parent company	Consolidated

2009	262.907	262.907
2010	196.113	550.373
2011	195.089	619.066
2012	277.078	447.759
2013 onwards	238.924	808.010

	1.170.111	2.688.115

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

  Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
  Payment of a bonus for time of service;
  Payment of indemnification for termination of service; and
  Payment of indemnification for retirement

These benefits are due in one single payment upon the employee´s retirement or termination of service, and the amounts are computed by actuarial calculations and recorded in the current profit and loss.

16 Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next five years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The rental expenses totaled R$ 118,743 in 2007 (R$ 64,470 in 2006).

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The table below shows the future payments related to the leasing agreement at December 31, 2007:

2008	181,200
2009	181,200
2010	131,900
2011	131,900
2012	131,900

Total	758,100

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 59 million on December 31, 2007, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

	Parent company		Consolidated

	2007	2006	2007	2006

Tax proceedings	35,348	41,634	46,668	42,888
Labor proceedings	28,168	24,115	31,772	24,116
Civil proceedings	15,046	8,950	15,046	8,950

Provision for contingencies	78,562	74,699	93,486	75,954

Related legal deposits	(26,692)	(31,083)	(26,692)	(31,189)

Provision for contingencies - Net	51,870	43,616	66,794	44,765

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The changes in the provision for contingencies are presented as follows:

	Balances at 12/31/2006	Additions	Disposals	Monetary updates	Balances at 12/31/2007

Tax proceedings	42,888	13,156	(9,872)	496	46,668
Labor proceedings	24,116	7,240	(2,251)	1,107	15,046
Civil proceedings	8,950	11,796	(4,234)	94	31,772

	75,954	32,192	(16,357)	1,697	93,486

Related legal deposits	(31,189)	(17,983)	24,482	(2,002)	(26,692)

Provision for contingencies - Net	44,765	14,209	8,125	(305)	66,794

Tax litigation

The main tax contingencies involve the following cases:

a. Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$24,820, of which R$9,938 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2003), R$7,222 of income tax and R$2,600 on contribution taxes of Concórdia S.A. CVMCC, R$4,075 on withholding income tax on investments of Granja Rezende and
R$985 for other provisions.

b. Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totaling a probable contingency estimated at R$12,471.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

c. Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$9,377.

The Company has other contingencies of a tax nature in the amount of R$903,729 in December 31, 2007, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$297,136, IPI Credit premium, in the amount of R$297,345, and payment of social security contributions, in the amount of R$173,804.

On March 9, 2007 the Company obtained the appeal decision from the Federal Regional Court referring to its PIS proceeding contesting the constitutionality of Law 9718/98 which amended the PIS and COFINS calculation base, including operating and financial revenue. The Federal High Court of Justice ruled this matter was unconstitutional on November 9, 2005. The Company has been calculating and paying this tax in accordance with the law. When the final decision has been published the Company may recognize a credit for the amount of approximately R$14 million.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$59,606, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,205 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$53,491, for which the provision in the amount of R$31,772 was recorded based on historical information, representing the best estimate for probable losses.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of December 31, 2007 was R$42,004 (R$46,968 on December 31, 2006).

Guarantees

a. The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of December 31, 2007 amounted R$229,700 (R$20,245 in December 31, 2006).

b. The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

17

17 Shareholders’ equity

a. Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2007 and 2006:

	2007	2006

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(10,259,288)	(5,924,288)

Total outstanding shares	672,740,712	677,075,712

b.Statutory reserves

Legal reserve

In compliance with article 193 of Law 6404/76, the reserve was recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Research and development reserve

It is recorded at the rate of 5% of the net profit for the year, up to the limit of 10% of capital.

Expansion reserve

It is recorded with at least 15% and with a maximum of 60% of the net profit for the year, up to the limit of 70% of capital.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

c. Treasury stock

As of December 31, 2007 the Company held treasury stock of 10,259,288 preferred shares, at an average acquisition cost of R$84,118, held for future sale and/or cancellation. The market value as of December 31, 2007 was R$ 113,468.

d. Shareholders’ remuneration

The corporate bylaws determine the distribution of a minimum dividend of 28% of the net income for the year, adjusted in accordance with article 202 of Law 6404/76. The minimum dividend was paid or credited as interest on own capital. The Company calculated interest on own capital based on the long-term interest rate (TJLP) in force in the year, as shown below:

	2007	2006

Net income for the year	687,977	379,933
Legal reserve	(34,399)	(18,997)

Basis	653,578	360,936

Distribution to shareholders:
Interest on shareholders' equity (net of withholding tax of R$8,919) paid in advance in August 17, 2007	50,541	-

Interest on shareholders' equity (net of withholding tax of R$7,980) recorded at September 30, 2007, to be paid on February 15, 2008.	45,220	-

Interest on shareholders' equity (net of withholding tax of R$6,683) recorded at December 31, 2007, to be paid on February 15, 2008.
	37,871	-

Dividends recorded at December 31, 2007, to be paid on February 15, 2008.
	49,370	-

Interest on shareholders' equity (net of withholding tax of R$17,840), paid in 2006.	-	101,080

Total	183,002	101,080

Percentage in relation to the basis	28.00%	28.00%

Interest on shareholders' equity by 1,000 shares in Reais:
Preferred	R$ 306,01	R$ 175,64
Common	R$ 306,01	R$ 175,64

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

e. Market value

The market value of Sadia S.A. shares according to the average quotation of shares traded on the São Paulo Stock Exchange - BOVESPA, corresponded to R$11,06 per thousand shares at December 31, 2007 (R$ 7.16 at December 31, 2006). Net equity on that date was R$4,34 per thousand shares (R$ 3.64 at December 31, 2006).

18

18 Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative preferred shares of issue of the Company, available in treasury, the objective of which is a long-term view, motivating the feeling of property and commitment of the Company’s players, in line with the shareholders’ interests.

The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity	Price of shares
				of
Cycle	Grant	Start	Final	Shares	Grant date	Update - INPC

2005	06/24/05	06/24/08	06/24/10	1,700,000	4.55	5.00
2006	09/26/06	09/26/09	09/26/11	3.520.000	5.68	6.06
2007	09/27/07	09/27/10	09/27/12	5.000.000	10.03	10.23

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	2007	2006

Balance at January 1º	5,320,000	2,200,000

Conceded options	5,000.000	3,520,000
Exercised options - Cycle 2005	(100,000)	(100,000)
Cancelled options - Cycle 2005	(100,000)	(200,000)
Cancelled options - Cycle 2006	(165,000)	(100,000)

Balance at December 31	9,955,000	5,320,000

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results.

19

19 Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

20

20 Other operating income

During 2007, the Company obtained recognition of the final, favorable, unappealable decision on two processes filed against the State, questioning the charge of Funrural on its poultry production, between January 1983 and November 1988.  Based on the transit in rem judicatam of this proceeding, the Company recognized the tax credit for the amount of R$26,545, which, net of the legal council fees, represented by gain of R$22,032.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

On October 26, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income.  This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the transit in rem judicatam of this proceeding, recognized the tax credit in the amount of R$80,168, net of attorneys’ fees, represented a gain of R$75,654.

21

21 Financial result

	Parent company		Consolidated

	2007	2006	2007	2006
Financial expenses
Interest	(212,545)	(183,857)	(240,039)	(233,360)
Monetary variations - Liabilities	(11,240)	(12,579)	(11,240)	(12,579)
Exchange variations - Liabilities	263,600	50,617	374,926	120,260
Exchange variations on foreign investiments	-	-	(99,655)	16,810
Others	(56,939)	(52,668)	(81,099)	(64,503)

	(17,124)	(198,487)	(57,107)	(173,372)

Financial income
Interest	55,309	62,286	182,168	198,638
Monetary variations - Assets	7,246	5,540	7,246	5,540
Exchange variations - Assets	(72,454)	(28,210)	(221,215)	(32,851)
Others	30,637	65,653	52,321	78,726

	20,738	105,269	20,520	250,053

	3,614	(93,218)	(36,587)	76,681

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

22

22 Nonoperating income

In the Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities shareholders’ meetings held on September 27, 2007 and October 26, 2007 authorized, respectively, the sale of 3,827,551 shares, from a total of 7,655,102 ordinary shares of Bovespa Holding S.A. and the sale of 5,168,674 shares of BM&F S.A., originated from the demutualization process and initial public offer for the secondary offer by these institutions.

The wholly owned subsidiary Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities recorded a gain from the sale of these shares, in the amount of R$165,682 (R$107,568 net of taxes and commission, in the amount of R$55,414 and R$2,700, respectively of which R$53,222 related to the sale of Bovespa’s shares and R$54,346 related to the BM&F’s shares), which was recorded as non operational income.

On December 31, 2007, the wholly owned subsidiary Concórdia S.A. Corretora de Valores Mobiliários Câmbio e Commodities had recorded as investments 3,827,551 shares of Bovespa at cost, in the amount of R$8,163 and 9,598,966 shares of BM&F at cost, in the amount of R$9,599, and the market value of those shares amounts respectively, R$127,955 and R$236,519.

23

23 Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	2007	2006	2007	2006

Local	719,482	417,864	322,476	234,349
Foreign	-	-	465,460	180,305

	719,482	417,864	787,936	414,654

The composition of income and social contribution taxes is as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Parent company		Consolidated

	2007	2006	2007	2006
Local
Current	(8,682)	(8,006)	(77,477)	(10,519)
Deferred	(16,407)	(28,744)	(16,939)	(27,024)

	(25,089)	(36,750)	(94,416)	(37,543)
Foreign
Current	-	-	896	(448)
Deferred	(6,416)	(1,181)	(6,416)	(1,181)

	(6,416)	(1,181)	(5,520)	(1,629)

	(31,505)	(37,931)	(99,936)	(39,172)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	2007	2006	2007	2006

Income before taxation/profit sharing	719,482	417,864	787,936	414,654
Interest on shareholders' equity	(157,214)	(118,920)	(157,214)	(118,920)

Income before income and social contribution taxes	562,268	298,944	630,722	295,734
Income and social contribution taxes at nominal rate - 34%	(191,171)	(101,641)	(214,445)	(100,550)

Adjustment to calculate the effective rate

Permanent differences
Equity in subsidiaries earnings	155,917	69,617	119,646	66,654
Interest on shareholders' equity of subsidiaries	-	-	-	1,437
Other	3,749	(5,907)	(5,137)	(6,713)

Income and social contribution taxes at effective rate	(31,505)	(37,931)	(99,936)	(39,172)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	2007	2006	2007	2006
Assets
Deferred taxes
Benefit plan	36,522	32,700	36,522	32,700
Provision for contingencies	26,711	25,397	31,785	25,824
Employees’ profit sharing	25,233	15,157	27,998	15,564
Allowance for doubtful accounts	15,802	9,645	15,802	9,645
Goodwill amortization	9,919	7,108	9,919	7,108
Provision for loss on property, plant and equipment	5,917	5,001	5,917	5,001
Tax loss carryforwards and negative basis of social contribution	2,264	37,834	2,264	37,834
Summer Plan depreciation	1,070	2,105	1,070	2,105
Others	4,470	814	90	3,971

Total assets deferred taxes	127,908	135,761	131,367	139,752

Assets short-term portion	32,533	52,518	35,992	56,509
Assets long-term portion	95,375	83,243	95,375	83,243

Liabilities
Deferred taxes
Depreciation on rural activities	109,718	84,716	109,718	84,716
Grain Update	-	10,008	-	10,008

Total liabilities deferred taxes	109,718	94,724	109,718	94,724

Liabilities short-term portion	10,969	18,355	10,969	18,355
Liabilities long-term portion	98,725	76,369	98,725	76,369

Net	18,190	41,037	21,649	45,028

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution in the amount of R$2,264, from a foreign subsidiary, will be realized base on future taxable income on such companies. Management estimates this deferred tax asset will be fully realized during the next year.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

24

24 Risk management and financial instruments

The Company’s operations that are exposed to market risks, mainly with respect to foreign currency variations, credit risks and variations in the prices of agricultural commodities - corn, soy bean and derivatives. These risks are managed by the Risk Management area, through identification of exposures and correlations between the different risk factors, using the specific calculation method, VAR - Value at Risk and simulations of scenarios, and are permanently monitored by the Financial Committee and by the Commodities and Risk Management Committee, consisting of members of the Board of Directors, who are responsible for defining management’s strategy for administering these risks, determining the limits for positions,  exposure and authority for decision making. At December 31, 2007, the  VAR-Value at Risk for the operational assets and liabilities and financial instruments exposed to exchange rate variations for one year with 95% confidence, amounted to R$98,726, representing 3.39% of shareholders’ equity (Information not audited)

a. Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial statements.

The realized income of future contracts, for the year ended December 31, 2007, generated a gain of R$129,452 (R$150,645 for 2006), represented by a loss in the amount of R$11,127 accounted for as financial income in “Monetary Variations Asset”, and a gain in the amount of R$ 140,579 as operating income in “Gross operating revenue”.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

The unrealized income of counter operations entered into with future maturity dates are not recognized in the financial statements.  These contracts, as from December 2006, are segregated and defined as operating or financial, in accordance with the item to be protected.  The amount of these contracts, if recorded as of December 31, 2007, would result in an income of R$43,384 in the financial income and an income of R$98,329 in the operating income.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated

	2007	2006
Assets and liabilities in foreign currency
Cash and cash equivalents and short-term investments	1,698,431	1,960,847
Amounts receivable from futures contracts	46,684	26,357
Trade accounts receivable	225,757	385,797
Suppliers	(36,259)	(39,521)
Loans and financing	(2,389,153)	(2,820,099)
Amounts payable for futures contracts	(22,409)	(9,077)
Swap contracts (dollar for CDI (*))	9,376	22,284

	(467,573)	(473,412)

(*) Interbank deposit interest.

Consolidated hedge contracts outstanding at December 31, 2007 with their respective payment schedules are as follows:

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Position	Maturity
Derivative contracts	12/31/2007	2008

Currency swap contracts
Base value - R$	9,376	9,376
Base value - US$	3,157	3,157

Receivables/payables
Asset	-	-
Liability	(9,287)	(9,287)

Rate swap contracts
Base value - R$	797,085	797,085
Base value - US$	450,000	450,000

Amount receivable	6,164	6,164

Futures contracts - US dollars
Short position- US$	854,500	854,500
Long position - US$	522,500	522,500
Short position - Euro	169,713	169,713
Long position - Euro	143,713	143,713
Short position - Libra	80,183	80,183
Long position - Libra	32,683	32,683

Options
Long call option US$	350,000	350,000

Amount receivable	46,684	46,684
Amount payable	22,409	22,409

b.Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the risk, credit and financing committees.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

c. Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

d. Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of December 31, 2007 and 2006:

•

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

•

Investments: The market values of the investments were obtained from their market quotations.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•

Exchange and interest rate swap contracts - The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of December 31, 2007 the contracted amounts in force totaled R$2,251,459
(R$1,554,843 in December 31, 2006) and the valuation of these contracts to fair value would result in a gain of R$59,075 (loss of R$ 67,041 in December 31, 2006), composed by a loss in the amount of R$6,765 accounted for as financial income, and a gain in the amount of R$65,840 as operating income. The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of December 31, 2007 and 2006 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

	Consolidated

	2007		2006

	Book value	Market value	Book value	Market value

Cash and cash equivalents	320,028	320,028	234,069	234,069
Short-term investments - Local Currency	610,000	610,000	388,824	388,824
Short-term investments - Foreign Currency	1,575,323	1,532,988	1,927,709	1,927,709
Trade accounts receivable	530,669	530,669	693,532	693,532
Investments	19,885	364,474	23,878	23,878
Loans and financing	3,677,729	3,687,262	3,885,420	3,924,161
Suppliers	593,951	593,951	503,285	503,285
Futures contracts, net	24,275	24,275	17,280	17,280

e. Financial indebtedness

	Consolidated

	2007			2006

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	196,920	123,108	320,028	200,931	33,138	234,069
Short-term investments	473,958	1,575,323	2,049,281	259,697	1,927,709	2,187,406
Accounts receivable from future contracts	-	46,684	46,684	-	26,357	26,357

Total current assets	670,878	1,745,115	2,415,993	460,628	1,987,204	2,447,832

Long-term investments	136,042	-	136,042	129,127	-	129,127

Total long-term assets	136,042	-	136,042	129,127	-	129,127

Total Financial Assets	806,920	1,745,115	2,552,035	589,755	1,987,204	2,576,959

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Consolidated

2007			2006

Currency			Currency

Local	Foreign	Total	Local	Foreign	Total

Liabilities
Short-term financing	419,542	570,072	989,614	309,033	898,845	1,207,878
Accounts payables from future contracts	-	22,409	22,409	-	9,077	9,077
Swap contracts - short-term	9,376	(9,376)	-	12,908	(12,908)	-

Total current liabilities	428,918	583,105	1,012,023	321,941	895,014	1,216,955

Long-term Financing	869,034	1,819,081	2,688,115	756,288	1,921,254	2,677,542
Swap contracts - long-term	-	-	-	9,376	(9,376)	-

Total noncurrent liabilities	869,034	1,819,081	2,688,115	765,664	1,911,878	2,677,542

Total Financial liabilities	1,297,952	2,402,186	3,700,138	1,087,605	2,806,892	3,894,497

Net debt	(491,032)	(657,071)	(1,148,103)	(497,850)	(819,688)	(1,317,538)

25 Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets.  Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses.  The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage.  The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

26

26 Private pension plan

a. Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At December 31, 2007 the Foundation had a total of 19,398 participants (20,484 on December 31, 2006), of which 15,572 were active participants (16,795 on December 31, 2006).

The contributions of the parent company, on December 31, 2007 and 2006, amounted to
R$ 2,003 and R$2,004, and R$2,066 and R$ 2,073 in the consolidated, respectively.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Information on the actuarial calculation of the social security plan is presented below:

	2007	2006

Composition of actuarial assets
Present value of the actuarial liabilities	868,707	736,436
Fair value of the actuarial assets	(1,471,835)	(1,128,000)
Unrecognized actuarial losses	345,312	180,660

Net actuarial assets	(257,816)	(210,904)

Reconciliation of present liabilities value
Liability value at the beginning of the year	736,436	704,529
Gross current cost of services (with interest)	22,015	25,403
Interest in actuarial liabilities	81,431	77,995
Benefits paid during the year	(42,069)	(35,751)
Liabilities - (Gains)/losses	70,894	(35,740)

Liabilities value at the end of the year	868,707	736,436

Reconciliation of fair value of assets
Fair value of assets at the beginning of the year	1,128,000	1,035,000
Benefits paid during the year	(42,069)	(35,751)
Participant contributions during the year	6,475	6,451
Sponsor contributions made during the year	2,105	2,115
Assets earnings for the year	377,324	120,185

Fair value of assets at the end of the year	1,471,835	1,128,000

Calculation of (gains)/losses
Value of losses at the beginning of the year	(201,733)	(176,381)
Losses in actuarial liabilities	5,929	4,672
(Gains)/losses in actuarial liabilities	70,894	(35,740)
Gains in plan assets	(239,484)	6,354
(Gains)/losses in employee contributions	(547)	(638)

(Gains)/losses at the end of the year	(364,941)	(201,733)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Actuarial assumptions adopted in the calculation	2007	2006
Nominal discount rate for actuarial liabilities	10.78%	11.30%
Expected nominal earnings rate on assets	12.35%	12.35%
Estimated nominal growth rate for salaries	7.10%	7.10%
Estimated nominal growth rate for benefits	5.00%	5.00%
Biometric table of general mortality	AT83
Biometric table of disability leave	TASA1927
Expected rotation rate	3% p.y.
Probability of applying for retirement	55 years

The actuarial asset has not been recognized in the sponsor’s financial statements due to the lack of prospects of realization.

b. Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries, As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month, Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1,5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually, The contributions made by the Company at December 31, 2007 and 2006 totaled R$1,584 and R$2,807 respectively, As of December 31, 2007 this plan had 1,421 participants.

27

27 Segment and related information

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments and decides on the allocation of resources

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

The Company has four identifiable reportable segments: Processed products, Poultry, Pork and beef. The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil.

a. Segment information

	2007	2006
Net operating revenue
Processed products	3,745,713	3,102,397
Poultry	3,774,731	2,872,845
Pork	624,117	494,571
Beef	334,995	309,353
Others	143,635	97,535

Total net operating revenue	8,623,191	6,876,701

Other net operating revenue is primarily attributable to grain operations.

	2007	2006

Depreciation expenses
Processed products	(116,679)	(92,214)
Poultry	(131,053)	(100,080)
Pork	(21,358)	(15,223)
Beef	(14,059)	(11,660)
Others	(5,555)	(4,072)

Total depreciation expenses allocated to segments	(288,704)	(223,249)

Depreciation allocated to administrative expenses	(17,451)	(17,320)

Total depreciation expenses	(306,155)	(240,569)

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Segment operating income
Processed Products	362,257	194,494
Poultry	248,286	100,204
Pork	46,862	35,489
Beef	3,635	11,482
Others	8,690	2,087

Total operating income	669,730	343,756

Interest expense	(332,378)	(310,442)
Interest income	241,735	282,904
Exchange gains (losses), net	54,056	104,219

Income before income taxes and social contribution	633,143	420,437

Segment assets
Processed products	713,064	715,248
Poultry	1,498,736	1,018,005
Pork	390,458	275,533
Beef	134,616	104,340
Others	283,912	220,312

Total property, plant and equipment	3,020,786	2,333,438

Reconciling items - Corporate assets
Cash and cash equivalents	320,028	234,069
Short-term investments	2,049,281	2,187,406
Long-term investments	136,042	129,127
Accounts and notes receivables, net	486,586	678,598
Inventories	1,168,936	1,084,454
Others corporate assets	999,721	929,259

Total consolidated assets	8,181,380	7,576,351

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

Capital expenditures
Processed products	195,969	302,648
Poultry	614,660	367,581
Pork	136,417	143,032
Beef	44,442	7,786
Others	93,442	234,331

Total segment capital expenditures	1,084,930	1,055,378

b. Export sales by region/market
	2007	2006

Europe	1,256,325	889,171
Middle East	986,240	787,838
Asia	691,273	533,295
Americas	643,770	528,453
Eurasia (mainly Russia and other former Soviet Union countries)	946,427	719,706

	4,524,035	3,458,463

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries and a recently inaugurated factory in Russia.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

28

28 Subsequent events

a. Alteration to Corporate Law

On December 28, 2007, Law 11.638/07 was issued, which introduced important changes to Law 6.404/76 with respect to the preparation and disclosure of financial statements for public companies. The main changes introduced by the new law requires that international accounting standards be adopted, with the standards to be published by the Securities Commission – CVM, and prepared in accordance with the standards issued by the International Accounting Standard Board – IASB.

Within the changes introduced, management highlights the following matters, which could have an impact on the Company’s financial statements as from the year ending December 31, 2008:

•

Change in the criteria for classifying and recording the financial instruments, including derivatives.

•

Business combinations will be recorded at fair value.

•

Tax incentives will no longer be classified as capital reserve, but will be included in the income statement. The General meeting can allocate a part of gain, corresponding to these incentives, to form the Tax Incentives Reserve, which can be excluded from the calculation base for the dividends.

•

Creation of the heading “Comprehensive Income” in shareholders’ equity, to record certain adjustments that are not related to the result for the period.

Management is evaluating the effects of the aforementioned changes in the Company’s financial statements for the year ending 2008, and will take into consideration the guidelines and definitions to be issued by these regulatory bodies. At the moment, management believes it is not possible to measure the effects of these changes, should they have been applied for the year ended December 31, 2007 financial statements.

Sadia S.A.

Publicly-held Company

Notes to the financial statements

(In thousands of Reais)

b. Promise to purchase and sell companies

On January 07 and 18, 2008, the Company announced that it had signed a purchase and sale agreement, respectively, with the shareholders of Avícola Industrial Buriti Alegre Ltda.- Goiaves and Baumhardt Comércio e Participações Ltda.

Avícola Industrial Buriti Alegre Ltda. - Goiaves, is located in the municipal of  Buriti Alegre, State of Goiás and the purchase and sale agreement involves all of its shares, for the amount of  R$60 million, being such amount subject to adjustments of the due diligence that will be performed.

Baumhardt Comércio e Participações Ltda. (“Baumhardt”), is located in the municipal of Santa Cruz do Sul, State Rio Grande do Sul and the purchase and sale agreement involves the purchase of 73.93% of its shares. Baumhardt is the parent company of Excelsior Alimentos S.A., in which it holds 80.1% of the voting capital and 43.67% of the total capital. The purchase price will be defined after the results of the due diligence that will be performed.

Sadia S.A.

Board of Directors

Walter Fontana Filho

Chairman

Eduardo Fontana D'Ávila

Member

Alcides Lopes Tápias

Member

Diva Helena Furlan

Member

Everaldo Nigro dos Santos

Member

Francisco Silverio Morales Cespede

Member

José Marcos Konder Comparato

Member

Luiza Helena Trajano Inácio Rodrigues

Member

Marcelo Fontana

Member

Norberto Fatio

Member

Vicente Falconi Campos

Member

Sadia S.A.

Officers

Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Alexandre Felipe da Luz Sobrinho	Director of Institutional Relations, Sustainability and Legal Matters
Amaury Magalhães Maciel Filho	Agricultural Operations Director
Antonio Paulo Lazzaretti	Technology and Quality Guarantee Director
Artêmio Listoni	Bovine Activities Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Supply Director
Flávio Luís Fávero	Regional Production Director
Gilberto Meirelles Xandó Baptista	Internal Market Commercial Director
Guilhermo Henderson Larrobla	International Sales Director
Helio Rubens Mendes dos Santos	Industrial Technology Director
José Augusto Lima de Sá	International Relationships Director
Osório Dal Bello	Farming Technology Director
Paulo Francisco Alexandre Striker	Logistics Director
Ralf Piper	Quality Assurance Director
Ricardo Fernando Thomas Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning, Logistics and Supplies Director
Welson Teixeira Junior	Investor Relations Director

Gustavo Teixeira de Freitas Controllership Manager	Giovanni F. Lipari Accountant CRC 1SP201389/0-7-S-SC